January 10, 2008
Ms. Claire Erlanger
Division of Corporation Finance
Securities Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	File No. 001-09390 Linda Cvrkel’s letter dated January 4, 2008
Dear Ms. Erlanger,
This is to confirm that Jack in the Box Inc. has until January 25, 2008, to respond to the queries and comments in the above referenced letter.
Thank you for your assistance.
Sincerely,

Victoria S. Brush
Corporate Counsel
Jack in the Box Inc.
9330 Balboa Avenue
San Diego, CA 92123
Telephone: 858-571-2438